[redacted]

11020965

SECURI

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH., D.C.

SEC FILE NUMBER
8- 66088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schottenfeld Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 10th Floor
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Schottenfeld — 212-300-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of Americas	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Salvatore Risi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schottenfeld Group, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KATHLEEN WEBER
Notary Public, State of New York
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

McGladrey & Pullen, LLP
Certified Public Accountants
1185 Ave of the Americas
New York, NY 10036-2602
O 212.372.1800 F 212.372.1801
www.mcgladrey.com

Independent Auditor's Report

To the Members
Schottenfeld Group, LLC
New York, New York

We have audited the accompanying statement of financial condition of Schottenfeld Group, LLC (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schottenfeld Group, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2011

Schottenfeld Group, LLC

Statement of Financial Condition
December 31, 2010

Assets:	
Cash	$ 7,948
Due from clearing broker	1,281,193
Other assets	118,994
Total assets	$ 1,408,135
Liabilities:	
Accounts payable and accrued expenses	$ 273,461
Due to affiliate	131,420
Total liabilities	404,881
Members' Capital	1,003,254
Total liabilities and members' capital	$ 1,408,135

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business: Schottenfeld Group, LLC (the "Company") was organized as a Delaware Limited Liability Company and commenced operations as a registered broker-dealer in June 2004. The Company provides commission-based agency services to its institutional clients, including certain related parties as described in Note 5. The Company clears all of its transactions through a correspondent broker, Goldman Sachs Execution and Clearing, L.P., on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that Rule.

The Company's operating agreement provides for the allocations of profits and losses to the members in proportion to respective capital interests.

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Company Operating Agreement (the "Agreement"), but only when and to the extent the same shall become due pursuant to the provisions of that Agreement.

Fair Value Measurements: FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 820 requires enhanced disclosure about fair value measurements.

Due From Clearing Broker: Due from clearing broker includes cash balances with Goldman Sachs Execution and Clearing, L.P. ("GSEC"), and the net of amounts receivable and payable for securities transactions that had not settled as of December 31, 2010. Based on its clearing agreement with GSEC, the Company is required to maintain accounts at the broker with a minimum value of $1.250 million.

Revenue Recognition: Commission income and expense, related clearing expenses and all securities transactions are recorded on a trade-date basis. Trading gains and losses are determined using the identified cost method. Interest income and expense are recorded on the accrual basis. Dividend income and expense are recognized on the payable date.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1. Fair Value of Securities

The Company had no investments owned or sold short as of December 31, 2010.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $873,660, which was $773,660 in excess of its required net capital of $100,000. The Company's net capital ratio was .463 to 1.

Note 3. Income Taxes

No provision has been made for federal and state income taxes since these taxes are the responsibility of the members. The Company is subject to New York City unincorporated business tax.

FASB ASC Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2007.

Note 4. Related Party Transactions

The Company provides brokerage services to an affiliate, Schottenfeld Associates, L.P. ("SA"), which is managed and controlled by one of the members of the Company.

Roadrunner Capital Partners, LLC ("Roadrunner"), is the lessee and obligor on the premises lease for the office facilities partially occupied by the Company. Pursuant to an expense sharing agreement with Roadrunner, the Company is responsible for certain direct costs related to the occupancy of office facilities.

The Company also maintains an expense sharing agreement with another affiliated entity, Koyote Trading, LLC ("Koyote"). The Company provides Koyote with administrative and managerial resources, and is reimbursed periodically pursuant to the terms of the agreement.

Note 5. Financial Instruments and Risk

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

All securities owned and securities sold short reflected in the statement of financial condition are held by the Company's clearing broker and are subject to margin requirements. The Company is subject to credit risk to the extent that its clearing broker is unable to fulfill its contractual obligations. In the event of a broker's insolvency, recovery of cash on deposit may be limited to account insurance or other protection afforded such deposits.

The Company maintains cash deposits in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Note 6. Contingencies

During October and November 2009 and January 2010, the SEC filed and amended complaints alleging that several former traders for the Company, and other unaffiliated entities and persons, participated in insider trading activities. The alleged insider trading activities imputed or attributable to the Company occurred over the course of 2007. The SEC had been seeking disgorgement of trading profits and/or losses avoided with prejudgment interest as a result of the alleged insider trading, as well as civil monetary penalties. At the end of 2009, management recorded a provision of $2,000,000 in connection with this matter. The Company satisfied its obligation in this matter by paying judgments totaling $1,972,737.31 including interest in April 2010.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2011, the date the financial statements were available to be issued.

Schottenfeld Group, LLC

Statement of Financial Condition

December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.